OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Anatomic Global, Inc.

1407 Foothill Boulevard
#69
La Verne, CA 91750

luxisleep.com



10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 shares* of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of common stock ($10,000)

Company	Anatomic Global, Inc.
Corporate Address	1407 Foothill Boulevard #69 La Verne CA 91750
Description of Business	Online Retailer and Wholesale Distributor Of LUXI Branded Mattress Products
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$250

Perks*

FIRST 25 INVESTORS THAT INVEST $500 ---- Get a Free LUXI (Your Size Choice) MATTRESS ***THIS PERK IS CURRENTLY SOLD OUT***

Invest $1,000 and receive a $200 discount on your next LUXI MATTRESS (additive to prevailing site discounts)

Invest $1,500 and receive a $300 discount on your next LUXI Purchase (additive to prevailing site discounts)

Invest $2,500 and receive a $400 discount on your next LUXI Purchase (additive to prevailing site discounts)

Invest $5,000 and receive a 20% lifetime discount (additive to prevailing site discounts)

Invest $10,000 and receive a Free LUXI Mattress for Every Room In Your House

All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Anatomic Global, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1/ share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Anatomic Global, Inc. integrates retail sales and marketing online and in traditional brick and mortar stores for LUXI branded mattress products. Is currently selling online "luxisleep.com" and providing wholesale deliveries to the nation's furniture and specality sleep shops while working in close coordination with these traditional retailers to insure a state of co-opetition between it's online direct retail sales and the traditional retailer's activities.

Sales, Supply Chain, & Customer Base

Sales are retail online at luxisleep.com and wholesale to traditional specialty sleep shops (14,400 doors) and furniture stores (in excess of 100,000 doors) and to select general retailers (appliance, electronics and home improvement). The "item nature"

of the LUXI Mattress makes it of interest to a infinatelywide range of traditional retail.

Competition

There are many online competitors that offer a "one mattress is perfectfor everyone approach" different than our adjustable 3 in 1 LUXI mattress. LUXI also has unique technology inside and we believe has a higher quality and class of goods competitor in the field.

Liabilities and Litigation

LUXI has no pending undisclosed liabilities or pending legal actions.

The team

Officers and directors

| David Farley | Co-Founder, CEO and Director |
| Shannon Farley | Co-Founder, Executive Vice President |

David Farley
David orchestrated his third startup, Anatomic Concepts, a medical soft goods manufacturer almost 30 years ago. He took that business on to specialize in Operating Room patient positioning device manufacturing, eventually capturing a 40% market share within US acute care hospital market. That book of business was sold and Anatomic Global emerged as memory foam fabricator and consumer product mattress manufacturer during the 2006 to 2012 time frame, after which he retired. David has more than 35 years experience in the foam industry and has perfected 27 patents concerned with anatomic uses of foam. With respect to the current activities of Anatomic Global, David has returned from retirement to consult related to the creation and market testing of the Luxi product line and he leads the company at the Board level full-time. David is a Tau Beta Pi Manufacturing Engineering graduate from California Polytechnic University and he received his MBA from Pepperdine University. David, since 2012, retired from his previous position as CEO at Anatomic Concepts, Inc., and only took up the consulting at AGI effective in January, 2016.

Shannon Farley
After completing her undergraduate studies in London, Shannon started her career there interning for one of the high profile, new age, cutting edge ad agencies before moving back to yet another progressive agency in the San Francisco Bay area. Her focus there was on developing creative for clients such as Nike, Toyota, Microsoft, Warner Brothers and MGM. Shannon learned how to build great brands from some of the best in the industry. She then relocated to Vancouver BC, to join a startup, helping nurture the design, marketing and branding of that fledgling company into a 600-person SaaS leader. She's freelanced, led corporate teams, and rolls up her sleeves when things need to get done. Shannon is currently responsible at Anatomic Global for the day-to-day operation of the business and is the lead Sheppard and influencer

of anything and everything having to do with the Luxi Brand and its market positioning. Shannon is full-time with the Company. Shannon received her Bachelor of Art's degree in Marketing and Videography from Arizona State University. Shannon has held both the positions of Marketing Director and CDO, Cheif Design Officer both held at AGI. Marketing Director 2015 - 2016 CDO, 2016 - Present VP, 2018- Present at AGI

Number of Employees: 5

Related party transactions

Subsequent to December 31, 2017, the Company filed a certificate of amendment to the Articles of Incorporation to authorize the issuance of up to 10,000,000 shares. After the filing with the State, the shareholder exchanged 1,120 shares which had been 100% of all outstanding shares for 2,400,000 newly issued shares, representing 100% of all outstanding shares. In 2017, the Company authorized contracts of employment for its officers. In a material subsequent event, in 2018, the Company accepted transfer of all rights to online business in the mattress industry activity that had previously been engaged in by its officers. There was no payment by the Company. The employment contracts were deemed to require the transfer of the rights of the online sales activity and the Company accepted transfers of the online sales rights from its officers.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **MATERILAL SUPPLIES:** LUXI product economics are dependent on primary raw material urethane foam pricing that has, during the past twelve months, increased significantly. These recent historical price increases have exceeded longer term norms and are not expected to continue into the future. No further significant raw material cost increases are currently anticipated.
- **BUSINESS PROJECTIONS:** Our business projections are based on the best estimates of our team members that have had many of experience with this product type and market segment. But there can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and LUXI has priced the services at a level that allows the company to make a profit and still attract business.
- **REGULATORY REQUIREMENTS:** Specifically, as it relates to the provisions of the federal fire safety rules, there could be changes in the regulations that would necessitate design changes with inherent cost impacts. There are no changes on the regulatory horizon that are currently anticipated.
- **ENVIRONMENTAL ISSUES:** LUXI program provisions, specifically the (100) day free trial may come under greater scrutiny at either the state or federal level, making disposal and recycling costs for trial mattresses a greater concern than is

currently anticipated. There are no regulatory changes currently being discussed.

- **MANUFACTURING CAPACITY:** As production requirements increase, LUXI will seek out regional manufacturers in the midwest, east and south east regions to assist with the production load. LUXI fabrication however, is different than its online competitors requiring some specialized equipment. The opening up of regional support manufacturing facilities may be more difficult than is currently assumed.
- **DESIGN AND TECHNOLOGY:** Our trade apparence and intellectual property could be unenforceable or ineffective. There are no current competitors that appear to be copying our LUXI designs.
- **HOME DELIVERY:** The fulfillment of online bed-in-a-box products depends on effective home package delivery providers (UPS and FedEx) and these services are currently expanding and becoming more cost effective. However, the cost of transportation is closely related to the cost of fuel. Any rapid increase in the cost of fuel will impact LUXI product economics. There is an expectation that home delivery efficiencies will be offset by slowly increasing fuel prices. But a spike in the cost of fuel could be difficult to manage.
- **COMPETITIVE MARKET:** The number of competitors in the market segment (online) has grown significantly over the past three years in response to the market leaders (Casper, Leesa, Tuft & Needle) and a consolidation is now underway. Either Amazon or Google could significantly change the competitive landscape as the online mattress segment continues to be a high profile and disruptive market segment. Their doing so could challenge the viability of LUXI's current price points.
- **PRODUCT WEAR LIFE:** There are concerns that the product wear life expectations of early entry competitors in the online segment will fall short of the consumers expectations. This could slow market growth to less than currently expected. This is thought to be a likely reality, however, there is still significant opportunity at the LUXI product quality level to turn this risk of softer segment growth into an opportunity for LUXI.
- **IN SUMMARY:** All of the above risks except for "business projections", "manufacturing" and "design and technology" risks identified, relate to changes in the business environment that will impact all segment competitors similarly. There are no know fundamental risks short of Acts of God that might jeopardize LUXI and it's ability to operate successfully in the near and medium term.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- ANATOMIC GLOBAL IRREVOCABLE TRUST, SHANNON FARLEY TRUSTEE, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 2,400,000

Common Stock

The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 2,400,000 shares currently outstanding.

Voting Rights

The holders of shares of the Company's common stock, no par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the

Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Anatomic Global, Inc. is a long standing business entity that for the past three years has been engaged only with the management and distribution of sales comissions paid to it by a third party company. These comissions were all related to the sale of LUXI Brand products during the test marketing period.

Then, beginning during the fourth quarter 2017, the scope of the company's operations were expanded to allow for the onboarding of an online retail sales site and for the selling of bulk orders at wholesale. Therefore, the reported financial results reflect these restart activities with "prior fiscal year end" reflecting the fourth quarter 2017 results and the "most recent fiscal year end" reflecting the first quarter of 2018 results.

These initial sales and financial results represent the beginning of a sales buildup that is projected to run at 16.5% month over prior month into the forseeable future.

Financial Milestones

We are investing for the continued growth of the LUXI brand and we have only recently emerged onto the scene at essentially breakeven results after the end of our first full Quarter (1st, 2018).

Business Goals

We have now recorded our business activity since the launch of the retail program (at the end of last year). We have a positive and "on forecast" sales trend under way. We have grown from our January 2018 results at a 40% growth rate putting us at $105,000 for May.

Online - LUXI is thought to be among the top 20 most recognized brands in the online segment. The top twenty competitors in the segment currently total revenue is in the range of 1B$ with about 700M$ coming from the top (6) competitors in the segment. That means that short of entering the high volume "lead pac", if AGI only does the average of the rest, where there are (14) marketing companies doing a total of 300M$ or about 20M each see this as our 2020 benchmark.

The model I use works back from a blend of margins that are roughly 57% for the online sales and 30% for wholesale sales, that generally would each produce about the same Operating Profit. Expenses associated with the wholesale business are much lower. Sales commissions run about 5% and freight is in the range of 9%. Those are the primary expenses and so with startup and administration expenses allocated and taken from the Operating Margin, the challenge will be to keep the Operating Profit in the 7 to 10 % range. That's doable based on my experiences and is a good profit planning framework for the B2B business. I would then project that, given the cost of money, etc, that we would target keeping the Profit Before Tax ("PBT") line in the 3.5%

to 5% range. The [dot.com](dot.com) side of this is a different story. While the Gross Margin starting point is greater, and this Revenue less CoGS line is very consistent with the segment competitors, the spend potential is unlimited. Freight is higher (assume 12%) on individual home package deliveries and advertising needs to be set at a budget of 18% if there is to be any meaning impact on revenues based on the two years of testing we have completed. Returns is also a separate consideration unique to the B2C side of the business because of the (100) day free trail provision that is vogue in the market segment, 6% for returns is realistic. So all that nets down to about the same challenge for operational management, to start with an approximate 7 to 10% Operating Profit and work to keep PBT in the 3.5 to 7% range.

Liquidity and Capital Resources

We believe higher gross margin online sales can theoretically support acceptable grow without the need for additional capital. However, sales will have to ramp up significantly to about $250,000 per month during the next six months for that to be possible. It is more likely that additional capital will be required to sustain operations beyond the immediate short term. If the company is successful in this initial offering, we will likely seek to continue to raise capital through additional crowdfunding offerings as the cash from the initial fund raise will more likely only support operations for the balance of 2018.

With regard to liquidity, the company is currently in a steady operational state with set short term and mid term growth rate expectations that have already been shared. But the company is strictly capital constrained. But the assumption is that in order to accomplish the projected sales growth, the company will require both an initial crowd funding at the $100,000 level and then with some program refinement likely to be needed, to move on to a 1M$ capital infusion during 2019. It would be a reasonable assumption that in order to reach this goal, as we have set forth elsewhere in this offering memorandum, that something like 4M$ would be required to support operations in the 40M$ range. But there are currently no plans from capital contributions from anywhere other than this crowdfunding campaign during the remainder of 2018 and no plans for capital raising for 2019 or beyond. Sales are highly Gross Margin profitable and therein lays a key unknown, specifically with anticipated margins for the online business running well above 50%, what are the real needs going to be, how will those needs be fulfilled and/or will there have to be a modification of sales plans to keep growth in line with the Company's then extant and limited capital resources.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$2,400,000.00

Provided by their CPA, A. Lee Anthony on May 31st 2018: I believe you know that I provided the recent valuation for Anatomic Global, Inc. I have been acknowledged as a valuation expert for more than thirty years. Most of my early valuation work was in litigation, involving valuation disputes. I had to qualify with the trial courts starting in roughly 1985 to provide those expert reports, and I testified in quite a few trials. In the late 1980's I took coursework in valuation, based upon methods promoted by Ibbotson, one of the seminal valuation firms (with experience going back to the 1920's). I learned the state of the art valuation methods back then. I never practiced strictly as a valuation expert. Valuation was always a necessary sideline skill for my general public accounting practice. My valuations were used in dissolution of businesses, in estate work, in marital and community property cases, in ESOP acquisitions, and in other areas. I have valued companies in a wide range of industries, including manufacturing, distributing, contracting, service, medical and other types of businesses. I have also hired practicing valuation experts for my clients many times, and helped them with their work to get to the right valuation conclusions. In general, when a valuation is not made with a Tier 1(Al or Tier 11(8>method, several methods need to be applied, and the experience of the valuation expert needs to be used, to weigh various conclusions that imply different values. That process is called a Tier Ill valuation. Tier Ill values have a greater uncertainty than Tier I or Tier II. In order to value Anatomic Global, Inc., I had to use a Tier Ill method. Ideally, some portion of a a Tier Ill value of a company like Anatomic is based on a multiple times earnings, or a multiple times adjusted earnings. Some portion of the value is also based on a computation of a multiple times sales; and finally some portion of the overall value is established using a multiple times equity; (equity includes capital and retained earnings). A huge list of variables is considered, including the strength of the management team, the nature of competition, the diversity of the customer base, the overall economy, the health of the industry, and even the values of publically held companies in the same industry. Using all of those facts and experience, and based upon an expert's weighing of the factors, it still takes common sense to get the right valuation answer. It is simply not practical to use any of the standard Tier Ill methods to value Anatomic Global, Inc. at this time for the following reasons: • The current levels of sales, earnings, and capital for the Company are irrelevant to what the Company will be doing in the near future. All of those values will be changing significantly from month to month. Therefore, I used a valuation today based upon a risk weighted return and an estimated future value for the Company. I know for a fact that the management of Anatomic Global has built a company in their industry from zero to twenty eight million in sales in three years. That was accomplished using less contacts than the Company now has, and while selling a less developed end product. I know that the Company is already in the exploration phase on a customer base which is larger than that which they previously had when sales were $28,000,000. • I know that the Company is already landing small accounts. I know that every month leads to new contacts. • I know that a company in the industry is worth something in the range

of one times sales, and if growth is strong, the value may possibly be one times next year's expected sales. • I believe that in three years, the Company should return to its new shareholders eight or ten times the capital they invest now. • I believe that it is more likely than not that the Company will be worth $28,000,000 in three years. Therefore, I believe that the Company will be worth $2,507,000 immediately after the issuance of 107,000 of new shares for $100,000 of new capital. With $100,000 of new capital, the Company will be able to walk, not run, but that is a good place to start. The progress that will be made after the capital infusion should enable the Company to jump to a value of $5,000,000 to $10,000,000 and raise another $1,000,000 of capital in one or two years. Then the Company will begin to move faster. In short, my current valuation is based upon thirty years of valuation experience, and my knowledge of what the Company needs to do to achieve its target future value, and my knowledge of the Company's attributes. There is one other fact that helped me to arrive at the $2,507,000 value. I usually have a good idea what a company should be worth long before I complete a valuation. That knowledge comes from common sense. Common sense tells us when a company is rising or falling in value. Common sense tells me that Anatomic Global, Inc. has sufficient positive elements to be growing in value. The value that it will have a year from today is probably going to be $5,000,000; in two years, $10,000,000; and in three years, more than that. I believe that the only challenge to the Company (that reduces its potential) is the lack of capital. I have concluded that all of the numerous other factors, including management, customers, product, health of the industry, health of the economy, access to talent, customer service, quality control, and commitment are in place to move toward the year three target value of $28,000,000. I think it is worth noting that Senior Management concurred with my opinion, and went on to say that they believe that the value they have estimated within three years should be consistent with an EBITDA multiple of five to seven at that time. Management's forecast of future value was based upon what they believe are, reasonable expectations for sales, gross profit, selling and administrative expense, and net income targets. Management believes that EBITDA may approach $4,000,000 within three years, and a value three years from now in the range of $24,000,000 or even $28,000,000 would be consistent with industry EBITDA valuation ratios.

USE OF PROCEEDS

	Min Offering Amount Sold	Max Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6420
Net Proceeds	$9,400	$100,580

Use of Net Proceeds:		
R& D & Production	$0	$0
Online Marketing	$4,700	$50,290
Working Capital	$4,700	$25,145
Store Point of Purchase	$0	$25,145
Total Use of Net Proceeds	$9,400	$100,580

Certain new retail accounts have been closed and first orders require the providing of point of purchase of purchase sales materials. Providing this will be a large part of the immediate proceeds. On line advertising will also be given a modest budget increase.

Continuing with larger accounts the purchase of Retail Store Point of Purchase Headboards, Banners and footers and pillow shams will continue. Also the plan call for ratable increasing in advertising and other marketing expenses related tp the Luxi website. There will also be a need to hire at least two on marketing program support and anywhere from 3 to 10 individuals in Customer Servive in step with sales volume growth.

There is no need to use of any of the proceeds for continued R&D. AGI is currently selling a tried and tested mattress technology in a configuration that is expected to last for at least two years. There is nothing more to be invested on product or project R&D.

Our production is currently being preformed by a independent third party manufacturer who is running at less than 50% capacity on the subject LUXI products. It is anticipated that should that production capacity be exceeded, that any increase in production capacity would fall upon the manufacturer.

We believe that our monthly spend on marketing services and advertising should be about $18,000 per month and that this would be an appropriate first step with most of the ad spend being for FaceBook advertising that has been found to be the most efficient Segment activity has cause the cost of PPC advertising to become unrealistically risky for AGI given its size and scope. But to be clear about our plans for expanding our monthly spend on marketing, it would be ideal to have a three month cushion built into this very important effort to lift sales by one quantum step. That would involve a monthly spend about $18,000 and a total capitalization about

$50,000.

Working capital is essentially for finished goods. While its desirable to run manufacturing as close to a conversion exercise as possible, it is incumbent on AGI to protect its claim that shipments occur within 3 to 5 days. While this has proven to be doable most of the time, frequent holiday and promotionally driven sales spikes have caused periodic setbacks. We believe that at the current level of business and that projected for the next 6 months that a finished inventory cushion of about $25,000 would be appropriate.

Store Point of purchase materials are necessary to open retail store customers. Such items as floor mattress samples, demonstration pieces, bed surface foot protectors, pillow shams, pull up standing banners and large size headboard advertising banners are provided to new customers selectively. The per store cost to set up a new retailer with POP materials ranges from $200 to $700 dollars per store. Another $25,000 in store POP would cover planned store closing over the next six months.

There will also be a need to hire at least two on marketing program support and anywhere from 3 to 10 individuals in Customer Service in step with sales volume growth and the sought after proceeds will assure professional acquisition and employment startup for these individuals.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at luxisleep.com/annualreport. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year and emailed to our investors.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Anatomic Global, Inc.

[See attached]

ANATOMIC GLOBAL, INC.
81837 VIA LA SERENA
LA QUINTA, CA 92253

I, the David Farley, the Chief Executive Officer of Anatomic Global, Inc., hereby certify that the financial statements of Anatomic Global, Inc. and notes thereto for the periods ending December 31, 2017 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our 2017 Federal income tax returns. On January 1, 2017, the Company closed all prior elements of capital, since the Company had no sales, assets or liabilities in any of the five prior years.

For the year 2017, the amounts reported on our Federal tax returns total income of $25,004; taxable income (loss) of $(2,140) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of June 26, 2018.



_____(Signature)

Chief Executive Officer
June 26, 2018

ANATOMIC GLOBAL, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016

ANATOMIC GLOBAL, INC.
INDEX TO FINANCIAL STATEMENTS
(UNAUDITED)

ANATOMIC GLOBAL, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2017 AND 2016
(unaudited)

	As of December 31,	
	2017	**2016**
ASSETS		
Current Assets		
Bank Accounts		
Checking	$ 595.96	$ 0.00
Total Bank Accounts	**595.96**	**0.00**
Accounts Receivable		
Accounts Receivable	20,026.25	0.00
Total Accounts Receivable	**20,026.25**	**0.00**
Total Current Assets	**20,622.21**	**0.00**
Fixed Assets		
Furniture and Equipment	1,578.19	0.00
Vehicle	0.00	0.00
Total Fixed Assets	**1,578.19**	**0.00**
Other Assets		
Patent	93,257.00	0.00
Trademark	25,000.00	0.00
Organization Costs	24,638.00	0.00
Total Other Assets	**142,895.00**	**0.00**
TOTAL ASSETS	**$ 165,095.40**	**$ 0.00**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	$ 18,530.19	$ 0.00
Total Accounts Payable	**18,530.19**	**0.00**
Other Current Liabilities		
Loans from Shareholder	0.00	2,400.00
Accrued Expenses	4,910.55	0.00
State Tax Payable	800.00	0.00
Total Other Current Liabilities	**5,710.55**	**2,400.00**
Total Current Liabilities	**24,240.74**	**2,400.00**
Total Liabilities	**24,240.74**	**2,400.00**
Equity		
Common Stock	25,000.00	84,239.00
Additional Paid In Capital	117,995.00	1,080,052.00
Retained Earnings	(2,140.34)	(1,166,691.00)
Total Equity	**140,854.66**	**(2,400.00)**
TOTAL LIABILITIES AND EQUITY	**$ 165,095.40**	**$ 0.00**

ANATOMIC GLOBAL, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	For the Years Ended December 31,	
	2017	**2016**
Income		
Revenue		
Mattress Sales	$ 26,285.00	$ 0.00
Discounts	(1,280.71)	0.00
Total Income	**25,004.29**	**0.00**
Cost of Goods Sold		
Cost of Goods Sold	18,530.19	0.00
Shipping	3,160.25	0.00
Total Cost of Goods Sold	**21,690.44**	**0.00**
Gross Profit	**3,313.85**	**0.00**
Expenses		
Legal and Accounting	620.00	0.00
Marketing	2,000.00	0.00
Office Supplies	283.89	0.00
Sales Commissions	1,750.30	0.00
Total Expenses	**4,654.19**	**0.00**
Net Operating Income (Loss)	**(1,340.34)**	**0.00**
Other Income (Expense)		
Provision of Income Taxes	(800.00)	(800.00)
Net Other Income (Expense)	**(800.00)**	**(800.00)**
Net Income (Loss)	**$ (2,140.34)**	**$ (800.00)**

ANATOMIC GLOBAL, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Common Stock		Add'l Paid In Capital	Retained Earnings	Stockholders' Equity
	Shares*	Amount			
Beginning Balance		$ 0.00	$ 0.00	$ 0.00	$ 0.00
12/31/2017	1,120 *	25,000.00	117,995.00	(2,140.34)	140,854.66
Ending Balance	1,120	$25,000.00	$117,995.00	$(2,140.34)	$ 140,854.66

* On June 18, 2018, Anatomic Global, Inc. amended its Articles of Incorporation to authorize the Corporation to issue Ten Million (10,000,000) shares. The founder surrendered all 1,120 of the previously issued shares and accepted $2,400,000 shares as replacement. No monetary transaction occurred. The original cost balances in common stock and additional paid in capital were not changed or affected. 2,400,000 shares are issued and outstanding at June 18, 2018.

ANATOMIC GLOBAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	For the Years Ended December 31,	
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ (2,140.34)	$ (800.00)
Adjustments to Reconcile Net Income to Net Cash Provided by operations:		
Accounts Receivable	(20,026.25)	0.00
Accounts Payable	18,530.19	0.00
Accrued Expenses	4,910.55	0.00
State Tax	800.00	800.00
Total Adjustments to Reconcile Net Income to Net Cash provided by Operations	**4,214.49**	**0.00**
Net Cash Provided by Operating Activities	**2,074.15**	**0.00**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Fixed Assets	(1,578.19)	0.00
Net Cash (Used) by Investing Activities	**(1,578.19)**	**0.00**
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 595.96	$ 0.00
NON CASH ACTIVITY:		
Shareholder Contribution of Intangible Assets	$ 142,995.00	$ 0.00
Acquisition of Intangible Assets	(142,995.00)	0.00
Net Non Cash Activity	$ 0.00	$ 0.00

(7)

ANATOMIC GLOBAL, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Anatomic Global, Inc. was formed on February 8, 1991 ("Inception") in the State of California. The financial statements of Anatomic Global, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in La Quinta, California.

Anatomic Global, Inc. is a distributor of memory foam mattresses manufactured by contract manufacturers in accordance with the Company's designs and quality control. The Company was amongst the leaders in the industry before selling its assets to a foam manufacturer in 2011. After a six year hiatus, the Company reactivated in late 2017. In 2018, the Company acquired the mattress retail sales business previously owned by its officers.

The Company is now focused on reestablishing its wholesale markets while continuing to service its online retail sales business.

The Company is in the process of obtaining capital and financing adequate to cash flow its growth. In general, companies in the industry require capital equal to 15% of annual sales.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments:

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Fair Value of Financial Instruments: (Cont.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents:

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:

The Company will recognize revenues from retail and wholesale sales of products manufactured in accordance with the Company's specifications by unrelated contract manufacturing companies. Sales are recorded when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; (d) collection of the amounts due is reasonably assured; (e) goods have been shipped to customers; and (f) the costs have been recorded.

Income Taxes:

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and the California state jurisdiction. The Company does not have nexus in other states where goods are delivered, and revenue is generated. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods after December 31, 2013. The Company currently is not under examination by any tax authority.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Concentration of Credit Risk:

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company has a receivable factoring agreement with Lyon Capital Corporation, an agency specializing in the home furnishings industry. There was no outstanding balance due at December 31, 2017 and 2016.

The Company has received an IRS invoice for $2,852 for a late filed 2010 tax return. The Company has reasonable cause for the 2010 filing delay. A decision on the Company's request for abatement of the penalty is pending. Some liability may exist. No accrual has been recorded.

NOTE 4 – STOCKHOLDERS' EQUITY

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0. As of April 12, 2018, the Company has currently issued 2,400,000 shares of common stock.

NOTE 5 – RELATED PARTY TRANSACTIONS

In 2017, the Company authorized contracts of employment for its officers. In a material subsequent event, in 2018, the Company accepted transfer of all rights to online business in the mattress industry activity that had previously been engaged in by its officers. There was no payment by the Company. The employment contracts were deemed to require the transfer of the rights of the online sales activity and the Company accepted transfers of the online sales rights from its officers.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company filed a certificate of amendment to the Articles of Incorporation to authorize the issuance of up to 10,000,000 shares. After the filing with the State, the shareholder exchanged 1,120 shares which had been 100% of all outstanding shares for 2,400,000 newly issued shares, representing 100% of all outstanding shares. On June 21, 2018, the board approved a resolution to restate the Articles of Incorporation to reflect the Corporation's intent to operate as a general corporation with no shareholders' pre-emptive rights.

NOTE 6 – SUBSEQUENT EVENTS (Cont.)

The Company has evaluated subsequent events that occurred after December 31, 2017 through June 26, 2018, the issuance date of these financial statements. There have been no other events or transactions during that time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Anatomic Global is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

▶ PLAY VIDEO

anatomic global LUXi

Anatomic Global
Innovative Sleep Technology

● Small OPO   🏠 La Verne, CA   🏷 Advertising and Marketing   ◉ US Investors Only

76
Days Left

27
Investors

$14,410.00
Raised of $10K - $107K goal

Invest Now   ♥

$250.00 minimum investment

Overview   Team   Terms   Updates   Comments   **Share**

Own part of a fast-growing sleep industry transformation

Invest In Luxi



A transformation is taking place that has, over the past three years, resulted in a 1.5 billion dollar shift in consumer spending away from traditional retail furniture stores and mattress shops to a group of statup online marketing companies. Industry studies predict this transformation may eventually become 20 or 25% of the total mattress market, and if that happens, 75 to 80% of all future mattress purchases will still take place in a traditional retail store, where mattresses can be experienced and compared. So, who is taking the best of the product and program innovations from this online revolution to the traditional retailers who will continue to play such an important role for the majority of consumers?

Meet LUXI, a high-quality, luxury, Made-In-The-USA mattress from Anatomic Global, with groundbreaking shape-matching technology and an eye toward the future. We're a sleep company that's currently merging old-school retail fundamentals with new-school technological cunning. LUXI brings a veteran of the mattress industry together with a new-age technologist and a team of executive-level industry experts. We are a wicked team, for sure.

Perfectly positioned for rapid growth within a proven industry and business model. The only backside to quick and scaled growth within our model of success is the Capital to scale at the pace needed.

We are offering you a chance to invest at a time when our brand is still in the infancy of future possibilities.

Anatomic Global, our business entity, is a 27-year-old California corporation that has recently been repositioned to exclusively sell LUXI Branded Mattress Products to both traditional retail and online customers. We are attempting to change the way the industry runs and now have our first five months behind us. Each mattress we sell comes with 3-in-1 adjustability, meaning each customer gets the mattress they specifically need on their side of the mattress. The mattress is shipped in the perfect medium firmness, which is the universal feel that provides ample support while still luxuriously cushioning to ensure all of your natural arches and curves are taken care of, providing great spinal alignment.



By merging traditional retail and new online approaches, we're working to keep mattresses affordable. And, by making each mattress adjustable, we're able to keep returned mattresses out of our landfills or from being prematurely recycled, and our customers are happy about that. **Retail mattresses are a $15B industry**, and there's already been a 1.5 Billion dollar shift away from brick-and-mortar stores toward online. While that shift has not yet completed, it stands to reason that a successful company should be able to merge both retail and online sales approaches.

Mattress retailing does not present a situation like UBER, which has created the potential that all traditional taxicab companies might eventually be eliminated. There's likely always going to be a need for the majority of the population to touch and feel a mattress. So LUXI exists where there is a reasonable expectation that merging the old and the new makes sense. Anatomic Global is a company that can do that in a very unique way. **With deep roots in engineering and mattress manufacturing, we are here to introduce the first-ever adjustable bed-in-a-box mattress sold online that is also sold competitively in stores.**

Market Opportunity

The retail mattress industry is a $15B industry and there has been more than a **$1.5B shift away from traditional brick-and-mortar** stores to purchasing mattresses online during the past three years. **Some analysts believe this shift may be only about 50% complete.** While many of the startup online disruptor competitors have been able to start their businesses from zero and grow their sales into the $200M range, they're using mattress technology that has actually been available for years. **AGI has been involved with the compressed packaging home or

Total Market Segment Growth



2014	2017	2020
Non-Traditional Retail $700M	Non-Traditional Retail $2.5B	Non-Traditional Retail $3.75B

years. We've been involved with the compressed packaging home of institutional delivery for over 30 years, while these new companies are really just catching up.

As the expansion of these startups begins to slow, we can see the frailties in their infrastructure revealed. We believe overly imaginative marketing and programming techniques cannot build a sustainable business, and small players in the segment have already started to consolidate.

While it may be true that 25% of all future mattress sales and purchases will likely take place online, these **online-only businesses are left with the glaring reality that 75% of sales will still take place in traditional bedding stores. That explains the development of some associations between online retail and traditional retail in just a few instances.** And **that's how our business model is different.**

We've got an amazing product, and we believe that a segment of customers will always want to be able to touch and feel their products before they buy them. We'll never be able to transform this industry into a purely 100% online business, and that's why we're not a purely 100% online business.



Average Annual Total Market Growth 1.5%
* Non-Traditional Retail - Includes On-line Retail, On-line Catalog and Big Box Retail

The Offering

Investment
$1/share of Common Stock │ When you invest you are betting the company's future value will exceed $2.5M.

Perks*
FIRST 25 INVESTORS THAT INVEST $500 ---- Get a Free LUXI (Your Size Choice) MATTRESS ***THIS PERK IS CURRENTLY SOLD OUT***
*Invest $1,000 and receive a $200 discount on your next LUXI MATTRESS (additive to prevailing site discounts)
Invest $1,500 and receive a $300 discount on your next LUXI Purchase (additive to prevailing site discounts)
Invest $2,500 and receive a $400 discount on your next LUXI Purchase (additive to prevailing site discounts)
Invest $5,000 and receive a 20% lifetime discount (additive to prevailing site discounts)
Invest $10,000 and receive a Free LUXI Mattress for Every Room In Your House
All perks occur after the offering is completed.



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

For details on the bonus, please see the **Offering Summary** *below.*

Let's Talk About The Mattress









We've Got All The Basis Covered







LUXI is 3-in-1 adjustable and splits right down the middle so each sleeper can have it their own way, without compromising the other.

Other mattress-in-a-box companies are falling short. Many sell only one style of mattress that we believe is a glorified piece of foam in a box. While it might look impressive and catch eyes because of great marketing, once you sleep on one, you realize: one style does not fit all. **LUXI is different.** Because it's 3-in-1 adjustable, for each individual sleeper, so we're able to serve more customers without sacrificing comfort. It also provides a component mattress platform that lends to customization and extends the product wear life should components need to be supplemented.

And, we're expanding into traditional retail stores. We offer traditional retailers the enticing opportunity to capitalize on the new-age, vogue, branding model of the online mattress-in-a-box phenomenon without having to remodel their entire business to do so. We have the highest ranking of any product testimonials online with a 4.91 satisfaction rate. And we're manufactured in the USA.



Our Mattress Means Comfort



COLLAPSING COLUMN

Cradles both hips and shoulders for the perfect "sink" and "hug".



LATERAL MOVEMENT

For perfect Shape-Matching and precise body contouring.



ORGANIZED GRID

A continuous sleep surface for total body comfort for all sleep positions.



NO MORE BACK PAIN

Whether you're a back, side or front sleeper, Luxi molds to your body, relieving all your aches and pains.



NO MORE INTERRUPTIONS

With Luxi, your sleep is protected from being disturbed by restless partners, kids, and pets.



NO MORE NIGHT SWEATS

Luxi removes heat by airflow, regulating heat for an ideal temperature all night long.

★★★★★ 03/21/2018	★★★★★ 03/07/2018	★★★★★ 02/28/2018	★★★★★ 02/22/2018
C Colin Rambo	H Holly	T Tonja J May	R Rayster
"Awesome!"	*"Great bed, great customer service!"*	*"Love my LUXI!"*	*"Amazing Customer Service!"*



HYPOALLERGENIC



NON-TOXIC



DURABLE



MADE IN THE USA

Eco-Philosophy

We believe other companies' discorded mattresses ore filling up our landfills. They've either been returned by unsatisfied customers on a 100-day, no-questions-asked policy," or they've been cost aside after becoming worn out and losing support, unable to adjust to customers' ever-changing needs. Of course, we give our customers the option 10 return the mattress with the some 100-day full-refund policy. However, our expertly engineered mattress is built to satisfy any sleeper, therefore making a return is on anomaly and ex.changes ore non-ex.is ten I, os one mattress covers all three major comfort levels. For LUXI to be successful in today's market, the existence of the I00 .. day free trial is to marketing necessity, but every effort has been made to ensure LUXI has the lowest return role in the industry. Il makes sense. Adjustability means a broader range of acceptably and lower returns. Ideologically, we at LUXI believe the consumer is too often ill0informed about the true cost of these online, free-trial programs.



20M Mattresses And Box Springs Reach The End Of Their Lives in the United States Every Year

The recent explosion of online mattress sales has overwhelmed charity organizations, because returned mattresses cannot be easily economically reconditioned or legally transported in interstate commerce.

Our company is combating all of this. With an adjustable design, we've created a mattress that changes with you as your body changes throughout your life. Our eco-friendly layers can be rearranged to provide either a soft, medium, or firm feel. Plus, if our customers ever want to replace or even

customize their mattresses, **we're committed to providing new parts at an affordable price, keeping mattresses out of our landfills and in the homes of our satisfied customers.**

Getting The Best Of Both Worlds

A Coopetive Relationship Has Been Built Between Mattress Retailers and LUXI

You can either be a competitor in an existing space, or do something different and totally change the game in the process. Many brands have entered into agreements with retailers who have to compete with the online vendors. But time and again, the sale winds up defaulting back to online. We believe some of the reason for this is that the brands coming back to traditional retailers are either imports (with quality and logistical problems), or they are “anti-brands” and not in line ideologically with millennial influencers, who are most comfortable in the online world, Also, they might simply be in competition with the current proliferation of online sources, namely Amazon.

We believe these particular online disruptors have little to offer the traditional retailer. And when shoppers come into a retail store, we believe they'll just try the mattress, check their iPhone to find a cheaper price on Amazon, and buy it there. Because most competitors are vended through Amazon.

Any retail business we work with doesn't have to be concerned that our product can be found online at a cheaper price. We're giving retailers access to a product that's cool enough to be recognized as a contender in this disruptive bed-in-a-box trend, is made in the USA, and is not sold on Amazon. **We want to join with local and regional retailers and get exclusive territorial relationships while covering the historical bedding market in a unique way.**

Anatomic Global Experience Meets Digital Cunning And Wicked Forsight

Anatomic Global, the business entity, is a two to seven year-old corporation that has been dormant since a Private Equity acquisition several years ago. Today it is positioned to exclusively serve LUXI Branded mattress products to both traditional retail and online.

More recently, Anatomic Global has been working with a third-party contract manufacturer perfecting and test marketing LUXI thereby making itself a member of this new online mattress category (Adjustable–Performance Mattresses) and at the same time assessing itself as an “Item” product not even necessarily part of a mattress lineup that can be offered by non-mattress retailers. **Currently, Anatomic's operations are focused on the traditional mattress retail distribution of LUXI.**

So, we offer a unique blend of tried-and-true sales techniques in traditional retail stores with an extra shot at an online, digitally-enabled future.

Simply, we're bridging these two worlds in a most intelligent and timely manner.






Our Team Fits Together

David and Shannon started Luxi with the aim to revolutionize the mattress industry by merging traditional mattress salesmanship with new-age technology.

David's an entrepreneur and product, programs, and organizational innovator. He's got a background in the traditional mattress manufacturing industry, with close connections to the traditional mattress retail world. **Shannon's roots are in online market research, program design, and brand asset management.**

Other of our key team members bring some very unique skills and experiences. Alex was previously a key marketing executive for one of the top-five mattress competitors online. He is a proven digital marketer in the online segment. He comes from one of our direct online competitors and ran something from nothing to $200M in revenue while he was there.


CALLING ALL
DREAMERS

Jerry is our senior retail marketing executive with experience in both the traditional mattress and furniture segments working for a billion-dollar retailer where he also was responsible for key promotional projects. Jerry has run individual sales programs that have produced in excess of $100M in revenue related to select merchandized goods. Craig has owned and operated his own logistics company, serving the traditional furniture and mattress segments and really has a handle on the management of a national-in-scope sales team and our product distribution challenges. Jen has her roots in customer service, and LUXI has taken on this aspect of the business. Because LUXI is adjustable, the potential for fruitful consumer engagements is great, and LUXI actually feels that with the low return rate that can be achieved that there is a certain corporate obligation to work with the customer for an outcome that is always heathy for them and the planet.

Invest in Luxi

When you invest in LUXI you're investing in something tangible. We've got a product that's been in the market for more than a year, and it’s picking up steam.

We're building our online marketing and customer service operations. With your investments, we're going to beef up our website and expand our customer service organization under Alex's direction and Jen's leadership. Alex recently built a 130-person support team for a leading competitor.

Every penny of your investment will go directly into the online marketing of LUXI, the infrastructure of an expanded customer service team designed to deliver on the spot old school service to all potential and existing customers, and the Point of Purchase materials to support our exclusive Prime Retail Dealerships. You'll help us scale to the point that's necessary to facilitate rapid growth within a market that's already expanding.


DREAM BIG

How does that sound? LUXI has an immediate plan to deploy your investment on the marketing of mattresses both online and in traditional retail stores stores, with a new product that has already achieved acceptance online and in coopetition with traditional retailers that are actively looking for a way to cope with the disruptive transformation taking place in this industry.

We believe the upper limit for sales online is immense. With (6) of the most successful online disruptors today, shooting from startup to in excess of 200M$ within three years. We feel our targeting 10% of what each one of these companies has achieved represents a reasonable goal.

Invest in Luxi Today!



AGI's Anatomic Technology Show its Strength

Spring Air and Simmons adopt anatomical mattress element programs and launch their historical Conforma and BackCare brands on the strength of AGI's anatomic technology.

2000-2005

2011

AGI Gains Recognition

AGI is recognized as the largest memory foam provider on the Internet and wins vender of the year award at OverStock.com.

3-in-1 Mattress is Designed

We create a mattress that really fits everyone.

2016

2017

Sales Team Begins Forming

AGI attends retail market and begins the formation of a field sales team.

Now you can own a part of our company!

We aim to raise $107,000 on Startengine's platform.

July 2018

August 2018

Campaign Closes Successfully

We raise our money and set our sights on the next goals in mind. (ANTICIPATED)

Prime Retailer Network Establishment

We expect to establish our first twelve prime retailer network relationships such that sales (gross margin dollars from sales) in this channel exceed the then ongoing online sales. (ANTICIPATED)

In the Press

Forbes   dwell   Forbes

(SHOW MORE)

Meet Our Team





David Farley
Co-Founder, CEO and Director

David orchestrated his third startup, Anatomic Concepts, a medical soft goods manufacturer almost 30 years ago. He took that business on to specialize in Operating Room patient positioning device manufacturing. eventually capturing a 40% market share within US acute care hospital market. That book of business was sold and Anatomic Global emerged as memory foam fabricator and consumer product mattress manufacturer during the 2006 to 2012 time frame, after which he retired. David has more than 35 years experience in the foam industry and has perfected 27 patents concerned with anatomic uses of foam. With respect to the current activities of Anatomic Global, David has returned from retirement to consult related to the creation and market testing of the Luxi product line and he leads the company at the Board level full-time. David is a Tau Beta Pi Manufacturing Engineering

Shannon Farley
Co-Founder, Executive Vice President

After completing her undergraduate studies in London, Shannon started her career there interning for one of the high profile, new age, cutting edge ad agencies before moving back to yet another progressive agency in the San Francisco Bay area. Her focus there was on developing creative for clients such as Nike, Toyota, Microsoft, Warner Brothers and MGM. Shannon learned how to build great brands from some of the best in the industry. She then relocated to Vancouver BC, to join a startup, helping nurture the design, marketing and branding of that fledgling company into a 600-person SaaS leader. She's freelanced, led corporate teams, and rolls up her sleeves when things need to get done. Shannon is currently responsible at Anatomic Global for the day-to-day operation of the business and is the lead Sheppard and influencer of anything and everything having to do with the Luxi Brand and its market

graduate from California Polytechnic University and he received his MBA from Pepperdine University. David, since 2012, retired from his previous position as CEO at Anatomic Concepts, Inc., and only took up the consulting at AGI effective in January, 2016.



positioning. Shannon is full-time with the Company. Shannon received her Bachelor of Art's degree in Marketing and Videography from Arizona State University. Shannon has held both the positions of Marketing Director and CDO, Cheif Design Officer both held at AGI. Marketing Director 2015 - 2016 CDO, 2016 - Present VP, 2018- Present at AGI





Alex Franklyn
Chief Marketing Officer

After completing his graduate degree in New York, Alex went on to become a leader on the ground floor at the online mattress startup Saatva. As VP of Operations, Alex developed and managed the marketing, sales, operations and customer service teams, growing from a staff of 3 to over 250 and increasing annual revenue from $500,000 to well over $200,000,000 within 7 years. His expertise and knowledge of the current online mattress disruption will aid Anatomic Global in its efforts to take the Luxi brand to similar levels. Alex is working Full-time. Alex's customer service training program has helped to build a brand with over 25,000 positive reviews and continually happy customers. His operations and logistical achievements include building a nationwide network of over 140 fulfillment centers and 19 factories manufacturing and professionally delivering the Saatva product. Alex graduated from New Paltz State University with a Bachelor's in Political Science and received his MS in Marketing from Hofstra University. History Corporate General Manager and VP of Operations The Saatva Company June 2011-July2017 Project Manager Wurrly July 2017-June 2018 Full time CMO Luxi May 2018-Current





Jennifer Watkins
Director of Customer Service

Jennifer started her career in sales and marketing in 1998, with B-There, an innovative company that created an on-line event registration system for Fortune 500 companies to manage their events. In this role she oversaw and managed expectations for clients such as At&T, United Airlines, Exxon Mobile, Microsoft and Verizon. Jennifer developed and executed booth layouts for tradeshows, coordinated and distributed leads as well as developed marketing materials for distribution. Jennifer was integral in getting B-There from a start up to their successful acquisition. After starting a family, Jennifer moved to Chicago where she took a primary role in the community. She was Vice President of Blaine Fundraising, which exceeded goals of $300,000 and provided the school with Promethian Boards for more dynamic learning. After moving back to Florida, Jennifer was a manager for Esthetica Institute of the Palm Beaches. In this role, Jennifer directed staff and managed schedules as well as coordinated logistics and supply chain. Jennifer has one of the longest tenures at Luxi. Jennifer manages the customer service responsibilities Full time for Luxi online and Luxi retail, which includes sales team/vendor assistance , client inquiries, concerns and complaints, overseeing the return/refund funnel, customer reviews, timely shipping and outsourcing responsibilities for Luxi while maintaining our environmental commitment as a brand. Jennifer's role is integral to the building of our proud Luxi brand.

Offering Summary

Maximum 107,000 shares* of common stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of common stock ($10,000)

Company	Anatomic Global, Inc.
Corporate Address	1407 Foothill Boulevard #69 La Verne CA 91750
Description of Business	Online Retailer and Wholesale Distributor Of LUXI Branded Mattress Products
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$250

Perks*

FIRST 25 INVESTORS THAT INVEST $500 ---- Get a Free LUXI (Your Size Choice) MATTRESS **THIS PERK IS CURRENTLY SOLD OUT***

Invest $1,000 and receive a $200 discount on your next LUXI MATTRESS (additive to prevailing site discounts)

Invest $1,500 and receive a $300 discount on your next LUXI Purchase (additive to prevailing site discounts)

Invest $2,500 and receive a $400 discount on your next LUXI Purchase (additive to prevailing site discounts)

Invest $5,000 and receive a 20% lifetime discount (additive to prevailing site discounts)

Invest $10,000 and receive a Free LUXI Mattress for Every Room In Your House

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Anatomic Global, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1/ share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Dennis Kluk 9 days ago

There are a total of 26 investors. Have you completed the first perk offering of a free mattress to the first 25 investors of more than $500?



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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



?

VIDEO TRANSCRIPT (Exhibit D)

Have you ever unzipped a mattress before? Luxi, unzip it and flip it to love it.

I like my mattress to be not too soft, but definitely not too hard.

I like my mattress nice and firm. The more support that I can get for my back, the better.

He seems to like it really soft.

After a hard day's work, I just want to come back and just literally meld into my mattress, but we're all different.

And now, everyone's happy. Luxi, three mattresses in one. But you can flip them, so there's three there, but then there's like two ... What's three times three?

Nine.

Nine mattresses in one.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

A0814999

1680008

AMENDED AND
RESTATED ARTICLES OF INCORPORATION
OF
ANATOMIC GLOBAL, INC.

FILED
Secretary of State
State of California
JUN 29 2018
ICC

The undersigned certifies that:

ONE: He is the President and the Secretary, respectively, of ANATOMIC GLOBAL, INC., a California Corporation.

TWO: The Articles of Incorporation of ANATOMIC GLOBAL, INC. are amended and restated to read as follows:

I.

The name of the corporation is ANATOMIC GLOBAL, INC.

II.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporation Code.

III.

The total number of shares which the corporation is authorized to issue is Ten Million (10,000,000).

IV.

This Corporation is a GENERAL CORPORATION. As such, the Corporation may have an unlimited number of stockholders.

V.

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California Law.

VI.

The Corporation is authorized to indemnify the directors and officers of the Corporation to the fullest extent permitted by California Law.

A0814999

VII.

Each holder of shares shall have no pre-emptive or preferential rights, as these rights are defined by law, to subscribe for or purchase that holder's proportional part of any shares that may be issued at any time by this corporation.

THREE: The foregoing amendment and restatement of Articles of Incorporation has been duly approved by the board of directors.

FOUR: The foregoing amendment and restatement of Articles of Incorporation has been duly approved by their required vote of shareholders in accordance with Section 902, California Corporation Code. The total number of outstanding shares of the corporation is two million four hundred thousand (2,400,000). The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was 100%.

I further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of my own knowledge.

Date: June 21, 2018



David L. Farley, President



David L. Farley, Secretary





I hereby certify that the foregoing transcript of 2 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

Date: JUN 2 9 2018 KM

Alex Padilla

ALEX PADILLA, Secretary of State